EDUTOONS, INC.
101 East 52nd Street, 10th Floor
New York, NY  10022
Tel: (212) 319-1754

May 3, 2011

VIA EDGAR AND FACSIMILE (703) 813-6967

Sonia Bednarowski, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:  EDUtoons, Inc.
Registration Statement on Form S-1 filed on
August 6, 2010 and amended on October 28, 2010, December 22, 2010, January 21, 2011, April 1, 2011 and April 27, 2011 (the “Registration Statement”)
File No: 333-168587

Dear Ms. Bednarowski:

EDUtoons, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Thursday, May 5, 2011, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

    • Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    • The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    • The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

United States Securities and Exchange Commission
May 3, 2011

Thank you in advance for your attention to this matter.

Very truly yours, EDUtoons, Inc.

By:	/s/ Eileen Russell
Name: Eileen Russell
Title: Chief Executive Officer and President